UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 10)1

Arcturus Therapeutics Ltd.

(Name of Issuer)

Ordinary Shares, par value of NIS 0.01

(Title of Class of Securities)

M1492T105

(CUSIP Number)

Amir Efrati

Brosh Capital Partners, L.P.

11 Menachem Begin Rd.

Ramat-Gan, Israel 5268104

+972-77-3206050

STEVE WOLOSKY, ESQ.

OLSHAN FROME WOLOSKY LLP

1325 Avenue of the Americas

New York, New York 10019

(212) 451-2300

(Name, Address and Telephone Number of Person

Authorized to Receive Notices and Communications)

January 8, 2018

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

1              The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Brosh Capital Partners, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		420,303
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

420,303
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

420,303
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.0%
14	TYPE OF REPORTING PERSON

PN

2

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Exodus Management Israel Ltd.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		439,157
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

439,157
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

439,157
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.2%
14	TYPE OF REPORTING PERSON

CO

3

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Aharon Biram
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,729
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

4

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Ester Deutsch
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		24,729
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

24,729
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

24,729
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

Less than 1%
14	TYPE OF REPORTING PERSON

IN

5

CUSIP NO. M1492T105

1	NAME OF REPORTING PERSON

Amir Efrati
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP	(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS

OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e)	☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION

Israel
NUMBER OF	7	SOLE VOTING POWER
SHARES
BENEFICIALLY		- 0 -
OWNED BY	8	SHARED VOTING POWER
EACH
REPORTING		488,615
PERSON WITH	9	SOLE DISPOSITIVE POWER

- 0 -
	10	SHARED DISPOSITIVE POWER

488,615
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

488,615
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

4.6%
14	TYPE OF REPORTING PERSON

IN

6

CUSIP NO. M1492T105

The following constitutes Amendment No. 10 to the Schedule 13D filed by the undersigned (“Amendment No. 10”). This Amendment No. 10 amends the Schedule 13D as specifically set forth herein.

Item 3.	Source and Amount of Funds or Other Consideration.

Not applicable in that the transaction involved the sale of, and not the acquisition of, securities.

Item 5.	Interest in Securities of the Issuer.

Items 5(a) – (c) and (e) are hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by each person named herein is based upon 10,568,901 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer’s Report of Foreign Private Issuer on Form 6-K filed with the Securities and Exchange Commission on November 16, 2017.

A.	Brosh
(a)	As of the close of business on January 10, 2018, Brosh directly beneficially owned 420,303 Shares.

Percentage: Approximately 4.0%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 420,303
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 420,303

(c)	The transactions in the Shares by Brosh since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
B.	Exodus GP
(a)	As the general partner of Brosh, Exodus GP may be deemed to beneficially own the (i) 420,303 Shares beneficially owned by Brosh and (ii) 18,854 Shares held in the Exodus Managed Account.

Percentage: Approximately 4.2%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 439,157
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 439,157

(c)	The transactions in the Shares by Exodus GP through the Exodus Managed Account since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

7

CUSIP NO. M1492T105

C.       Mr. Biram

(a)	As of the close of business on January 10, 2018, Mr. Biram beneficially owned 24,729 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,729
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,729

(c)	The transactions in the Shares by Mr. Biram since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

D.       Ms. Deutsch

(a)	As of the close of business on January 10, 2018, Ms. Deutsch beneficially owned 24,729 Shares.

Percentage: Less than 1%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 24,729
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 24,729

(c)	The transactions in the Shares by Ms. Deutsch since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.
E.	Mr. Efrati
(a)	Mr. Efrati as the portfolio manager of each of Brosh and Exodus GP and because of that certain Power of Attorney Agreement between him and each of Mr. Biram and Ms. Deutsch, may be deemed the beneficial owner of the: (i) 420,303 Shares owned by Brosh; (ii) 18,854 Shares held in the Exodus Managed Account; (iii) 24,729 Shares owned by Mr. Biram and (iv) 24,729 Shares owned by Ms. Deutsch.

Percentage: Approximately 4.6%

(b)	1. Sole power to vote or direct vote: 0
2. Shared power to vote or direct vote: 488,615
3. Sole power to dispose or direct the disposition: 0
4. Shared power to dispose or direct the disposition: 488,615

(c)	Mr. Efrati has not entered into any transactions in the Shares since the filing of Amendment No. 9 to the Schedule 13D. The transactions in the Shares by each of Brosh, Exodus GP through the Exodus Managed Account, Mr. Biram and Ms. Deutsch since the filing of Amendment No. 9 to the Schedule 13D are set forth in Schedule A and are incorporated herein by reference.

The filing of this Schedule 13D shall not be construed as an admission that the Reporting Persons, for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, the beneficial owners of any of the securities reported herein. Each of the Reporting Persons specifically disclaims beneficial ownership of the securities reported herein that are not directly owned by such Reporting Person, except to the extent of their pecuniary interest therein.

(e)           As of January 8, 2018, the Reporting Persons ceased to be the beneficial owners of more than 5% of the Shares of the Issuer.

8

CUSIP NO. M1492T105

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: January 10, 2018

BROSH CAPITAL PARTNERS, L.P.

By:	Exodus Management Israel Ltd.
Its General Partner

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

EXODUS MANAGEMENT ISRAEL LTD.

By:	/s/ Amir Efrati
	Name:	Amir Efrati
	Title:	Authorized Signatory

/s/ Amir Efrati
Amir Efrati Individually, and as attorney-in-fact for Aharon Biram and Ester Deutsch

9

CUSIP NO. M1492T105

SCHEDULE A

Transaction in the Shares Since the Filing of Amendment No. 9 to the Schedule 13D

Nature of Transaction	Date of Purchase/Sale [dd/mm/yyyy]	Securities Purchased/(Sold)	Price [U.S. $]

BROSH CAPITAL PARTNERS L.P.

Sale of Ordinary Shares	16/11/2017	(2,700)	10.3322
Sale of Ordinary Shares	17/11/2017	(4,227)	10.3014
Sale of Ordinary Shares	29/11/2017	(24,393)	9.3497
Sale of Ordinary Shares	04/01/2018	(40,400)	8.3958
Sale of Ordinary Shares	08/01/2018	(25,000)	9.5000

Exodus Management Israel Ltd

Sale of Ordinary Shares	08/01/2018	(10,000)	9.3000
Sale of Ordinary Shares	08/01/2018	(10,000)	9.3000

Aharon Biram

Sale of Ordinary Shares	08/01/2018	(10,000)	9.3000
Sale of Ordinary Shares	08/01/2018	(10,000)	9.3000

Ester Deutsch

Sale of Ordinary Shares	08/01/2018	(10,000)	9.3011
Sale of Ordinary Shares	08/01/2018	(10,000)	9.3000